SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

March 6, 2015

VIA COURIER AND EDGAR

Re:	Summit Materials, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 2, 2015
File No. 333-201058

Pamela Long, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Summit Materials, Inc. (“Summit”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of Summit’s Class A common stock, marked to show changes from the Registration Statement filed on March 2, 2015. Amendment No. 4 has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated March 5, 2015, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4. The responses and information described below are based upon information provided to us by Summit.

Securities and Exchange Commission	2	March 6, 2015

Summary, page 1

Our Business Strategy, page 6

1.	We note your disclosure that a pending acquisition transaction may be entered into shortly after closing of this offering, which is also included on page 105. Please reconcile this statement with your disclosure on page 23 of the Risk Factors section that you are in discussions or negotiations for possible transactions that would be significant but are not considered probable. As part of your response, please address the need to provide financial statements in accordance with Article 3-05 of Regulation S-X for probable acquisitions.

As disclosed in the Registration Statement, a significant portion of Summit’s historical growth has resulted from the 34 acquisitions it has already completed. In addition, Summit continues to actively pursue acquisitions as a key component of its growth strategy. Accordingly, Summit regularly engages in discussions and negotiations with regard to potential acquisitions, and is in various stages of negotiations with several different potential targets at any given time. Summit evaluates the facts and circumstances surrounding each of these potential acquisitions on an ongoing basis to consider whether any could be considered “probable” for financial reporting purposes under Rule 3-05 of Regulation S-X both for purposes of disclosures required in the Registration Statement and for purposes of Summit Materials, LLC’s SEC reporting obligations with respect to its outstanding 10 1⁄2% senior notes due 2020.

As discussed in greater detail below, as of the date hereof Summit does not consider any of the potential acquisition opportunities it is currently pursuing to be probable. In addition, based on the information currently available to Summit, it believes that only one potential acquisition target (the “Potential Acquisition”) would be considered significant for financial statement purposes. Even though Summit has no meaningful degree of confidence that it will be successful in pursuing the Potential Acquisition, as is the nature of mergers and acquisitions activity, it is nonetheless possible that an agreement to acquire the Potential Acquisition could be reached within a relatively short period of time. Therefore, it highlighted disclosure on pages 6 and 105 in regard to timing that it previously included only in the “Risk Factors” section. To reconcile the disclosures, Summit has further revised pages 6 and 105 to clarify that the statement in the Risk Factors section – that none of the significant potential acquisitions is currently probable – applies throughout.

Securities and Exchange Commission	3	March 6, 2015

In considering whether financial statements would be required for any of the potential acquisitions it is currently evaluating, Summit considered both (1) whether the potential acquisitions would be significant within the meaning of the tests set forth in Rule 1-02(w) of Regulation S-X and (2) whether any of the proposed acquisitions is “probable” within the meaning of Financial Reporting Manual (“FRM”) Section 2005.4.

Under the significance tests set forth in Regulation S-X, three of the four potential acquisitions that are beyond the initial discussion stage at this time, would each rank below 20% significance on all three tests on an individual basis and would rank below 50% significance on all three tests on a combined basis. Therefore, even if probable, Summit has determined that separate financial statements would not be required in connection with these three smaller potential acquisitions. Of the four potential acquisitions, only the Potential Acquisition would be individually significant, ranking over 50% significance on one of the three tests. Because separate financial statements would be required only if the Potential Acquisition becomes probable, the following discussion focuses on the Potential Acquisition.

According to FRM Section 2005.4, an assessment of probability requires consideration of all available facts. In evaluating the facts and circumstances surrounding the Potential Acquisition, Summit considered the following:

•	the sale of the Potential Acquisition is structured as an auction process in which Summit believes it is one of several bidders;

•	although Summit delivered a non-binding letter of intent to the seller, it does not require either party to enter into a definitive agreement and the seller has not agreed to negotiate with Summit on an exclusive basis;

•	Summit has not reached an agreement with the seller as to the price, and due diligence is still ongoing;

•	Summit has reason to believe the seller has already negotiated a form of asset purchase agreement and related agreements with one or more other bidders;

•	the asset purchase agreement and related agreements Summit is in the process of negotiating with the seller are not yet in agreed form, and as of the date hereof many issues remain open that, if not resolved, will prevent Summit from being the successful bidder; and

•	Summit has not yet commenced discussions with any third party financing sources and accordingly does not yet have any committed financing for the Potential Acquisition, the procurement of which will likely be necessary before the seller seriously considers Summit as a prospective buyer.

Securities and Exchange Commission	4	March 6, 2015

Even though Summit remains hopeful that, over the weeks ahead, it might make progress in enhancing its status as a buyer of the Potential Acquisition, given the substantial uncertainty surrounding this Potential Acquisition, Summit does not believe it is currently probable.

FRM 2005.4 also notes that an acquisition is probable where registrant’s financial statements alone would not provide investors with adequate financial information. However, Summit believes its financials and notes provide the investor an accurate picture of the business and provide investors with adequate financial information standing alone. Summit has conveyed its acquisition strategy in the Registration Statement and has already completed 34 acquisitions. If the proposed acquisitions do not occur Summit expects to make other acquisitions as attractive targets present themselves.

Summit will continue to evaluate whether the Potential Acquisition or other proposed acquisitions become probable and whether additional financial statement or other disclosures would then be required for investors to make investment decisions.

Summary Historical Consolidated Financial and Other Data, page 19

2.	We note that you are presenting pro forma information for each of the three categories of the cash flow statement for fiscal year 2014. Please tell us the purpose for including these measures. Please also tell us the basis in the SEC rules and regulations for providing these measures.

Summit respectfully notes that it has revised page 20 to remove reference to pro forma cash flow statement information.

Exhibit 5.1 – Legality Opinion

3.	We note that counsel’s opinion includes the assumption that Board has taken all necessary corporate action to authorize and approve the issuance of the shares. Whether Board approval has occurred is a material fact underlying counsel’s opinion that the shares are legally issued, and cannot be assumed. Please revise the opinion accordingly. Note that we will not object to an assumption that the board will have taken action necessary to set the sale price of the shares. Please see SLAB 19, paragraphs II.B.1.a and II.B.3.a for further information.

Summit respectfully notes that counsel’s opinion has been revised to address the matter identified in the Staff’s comment, and such opinion has been re-filed as Exhibit 5.1 to Amendment No. 4.

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Securities and Exchange Commission	5	March 6, 2015

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Tracey Houser

Al Pavot

Summit Materials, Inc.

Thomas W. Hill

Brian J. Harris

Anne Lee Benedict

Simpson Thacher & Bartlett LLP

Edward P. Tolley III

Davis Polk & Wardwell LLP

Michael P. Kaplan

Sophia Hudson